UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

CROSS BORDER RESOURCES, INC.
(Name of Registrant as Specified in its charter)

NEVADA	000-52738	98-0555508
(State or other jurisdiction of incorporation	(Commission File Number)	(IRS Employer Identification No.)

22610 US Highway 281 N., Suite 218
San Antonio, TX 78258
(Address of principal executive offices)

210-226-6700
Issuer's telephone number

N/A

(Former name, former address and former fiscal year, if changed since last report)

CROSS BORDER RESOURCES, INC.
INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF CROSS BORDER RESOURCES, INC.

GENERAL

This Information Statement is being mailed commencing on or about April 27, 2012 by Cross Border Resources, Inc. (the "Company", “we”, “us”, or “our”) to holders of record of the Company's common stock, par value $0.001 per share, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Securities and Exchange Commission Rule 14f-1. This Information Statement is being sent as notice of a proposed change of a majority of the Company’s directors.

On April 23, 2012, the Company entered into an agreement (“Settlement Agreement”) with Red Mountain Resources, Inc. (“Red Mountain”). Pursuant to the Settlement Agreement, Red Mountain will withdraw its complaint filed against the Company and its directors with the District Court for Clark County, Nevada (the “Action”) and cause a dismissal of such Action with prejudice. Additionally, Everett Willard Gray, II, Lawrence J. Risley and Brad E. Heidelberg will resign from the Board of Directors of the Company (with Richard F. LaRoche, Jr. and John W. Hawkins remaining as members of the Board) and Alan W. Barksdale, Randell K. Ford and Paul N. Vassilakos, each a member of Red Mountain’s board of directors, will be appointed as directors of the Company to fill the vacancies, effective upon the day after the tenth day following the mailing of this Information Statement to the Company’s stockholders (the “Change of Control Date”). Messrs. Ford, Vassilakos, LaRoche and Hawkins are expected to be independent directors.

The Settlement Agreement contains the following terms in order to provide certain protections to the stockholders of the Company:

•	The newly-constituted Board of the Company will not cause a merger, sale, or exchange of assets between the Company and Red Mountain prior to December 31, 2012. This period may be reduced at any time if approved by a majority of the Company’s independent directors, or two-thirds of its stockholders, and deemed appropriate for the Company’s stockholders via an independent fairness opinion that the transaction is fair to unaffiliated stockholders of the Company.
•	Everett Willard Gray II, Chairman and CEO, and Larry Risley, President and Chief Operating Officer, will resign with such resignations to be effective on May 31, 2012. It is anticipated that the newly-constituted Board will appoint a new Chief Executive Officer simultaneous with the effectiveness of these resignations. However, the parties have agreed that the new executives will receive no more compensation than the former executives would have received in aggregate over the period ending December 31, 2012.
•	To avoid potential conflicts of interest, the newly-constituted Board will not appoint any person who currently serves as an officer or director of Red Mountain or its affiliates to serve as an executive officer of the Company.
•	The newly-constituted Board will cause the Company to hold an annual meeting for the election of directors as soon as practicable but no later than September 30, 2012.

2

The Company’s stockholders have been named as third party beneficiaries of the Settlement Agreement so that they may cause the newly-constituted Board to comply with these terms.

Neither Alan W. Barksdale, Randell K. Ford nor Paul N. Vassilakos will be appointed as directors until the day after the tenth day after this Information Statement is mailed or delivered to all of the Company’s stockholders of record in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

This Information Statement is being provided for information purposes only. The Company is not soliciting proxies in connection with the matters described in this Information Statement and no vote or other action is being solicited or is required to be taken by the Company's stockholders.

VOTING SECURITIES OF THE COMPANY

As of April 23, 2012 (the “Record Date”), there were 16,151,946 shares of the Company’s common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders.

3

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth certain information concerning the number of shares of our common stock, warrants and options owned beneficially as of April 23, 2012, by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of our voting securities, (ii) each of our current directors and each of our current named executive officers, (iii) our current officers and directors as a group, (iv) each person who is expected to serve as a director and/or executive officer following the Change of Control Date and (v) all persons who are expected to serve as executive officers and/or directors of the Company following the Change of Control Date as a group. Unless otherwise indicated, the stockholders listed possess sole voting and investment power with respect to the shares shown.

Security Ownership of Five Percent Owners

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common Stock	David Paul Crews(1) 3200 State Road 13 St. Johns, FL 32259	1,048,221(1) (indirectly)	6.49%(1)

Common Stock	Red Mountain Group(2) 2515 McKinney Ave, Suite 900 Dallas, TX 75201	6,973,589 (directly by Black Rock Capital, Inc. and by Red Mountain Resources, Inc.)	38.13%

Common Stock	Lazarus Investment Partners LLLP, Lazarus Management Company LLC, and Justin B. Borus(3) 3200 Cherry Creek South Drive, Suite 670 Denver, CO 80209	1,205,539	7.46%

Common Stock	LaRoche Enterprises, a general partnership, LaRoche Family L.P. and Bushy Forest L.P. (4) P.O. Box 1398 Murfreesboro, TN 37133-1398	878,566	5.39%

(1)	As reported on Schedule 13G filed on March 4, 2011. David Crews, as managing member of CCJ/BDR Investments, LLC, as trustee of the David Paul Crews Revocable Trust and the David Paul Crews Insurance Trust, and as custodian for Cameron Grace Crews, Conley Adron Crews, and Jennifer Alaine Crews. The Company believes that most of these shares have been sold based on the stockholder ledger maintained by the Company's transfer agent. However, no amendment has been filed to this 13G and the Company has no way of identifying the number of shares indirectly owned or owned in street name by this reporting person.

(2)	As reported on Schedule 13D/A filed on April 11, 2012, Red Mountain Group consists of Red Mountain Resources, Inc., Black Rock Capital, Inc., Alan W. Barksdale, Paul N. Vassilakos, Richard Y. Roberts, Lynden B. Rose, Randell K. Ford and William F. Miller III. Of the shares controlled by the Red Mountain Group, Black Rock Capital, Inc. owns 2,136,164 shares and warrants to purchase 2,136,164 shares and Red Mountain Resources, Inc. owns 2,701,261 shares. Red Mountain Resources, Inc. owns 100% of Black Rock Capital, Inc. and Alan Barksdale is the Chief Executive Officer, a director and greater than 5% stockholder of Red Mountain Resources, Inc. and President of Black Rock Capital, Inc. The shares underlying the warrants are included in the number of shares owned and the number of shares outstanding for this calculation despite the limitations on their exercisability if they are held by a person or entity owning more than 19.99% of the outstanding stock.

(3)	As reported on Schedule 13G/A filed on February 14, 2012, Lazarus Management is the investment adviser and general partner of Lazarus Partners. Justin B. Borus is the managing member of Lazarus Management.

(4)	Includes vested and exercisable options to purchase 25,000 shares and warrants to purchase 133,334 shares at $2.25 per share that became exercisable on November 26, 2011. LaRoche Enterprises, a general partnership, LaRoche Family L.P. and Bushy Forest L.P. are controlled by Richard F. LaRoche, Jr.

4

Security Ownership of Management

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common Stock	Everett Willard Gray II Resigning Chairman of the Board and Chief Executive Officer	470,194 (1) (indirect)	2.91%

Common Stock	Lawrence J. Risley Resigning President and Director	192,344 (direct)	1.19%

Common Stock	John W. Hawkins Director	47,500(2) (direct)	*

Common Stock	Brad E. Heidelberg Resigning Director	25,000(3) (direct)	*

Common Stock	Richard F. LaRoche, Jr. Director	878,566(4) (direct and indirect)	5.39%

Common Stock	Nancy S. Stephenson Chief Accounting Officer, Treasurer and Secretary	0	*

Common Stock	P. Mark Stark Former Chief Financial Officer	727	*

Common Stock	Alan W. Barksdale, Nominee Director	6,973,589(5) (indirect)	38.13%

Common Stock	Randell K. Ford, Nominee Director	6,973,589(5) (indirect)	38.13%

Common Stock	Paul N. Vassilakos, Nominee Director	6,973,589(5) (indirect)	38.13%

Common Stock	Current Directors and officers as a group (six individuals excluding P. Mark Stark)	1,613,604(6)	9.86%(7)

Common Stock	Directors and officers as a group following the Change of Control Date (six individuals)	7,899,655(8)	42.74%(9)

* Less than one percent

Note: Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on April 23, 2012. As of April 23, 2012, there were 16,151,946 shares of our common stock issued and outstanding.

5

(1)	470,194 shares are held indirectly through WS Oil & Gas Limited, a limited partnership controlled by Mr. Gray.
(2)	Includes vested and exercisable options to purchase 37,500 shares. Shares are owned indirectly by the John Hawkins & Carole Hawkins Revocable Trust.
(3)	Includes vested and exercisable options to purchase 25,000 shares.
(4)	Includes vested and exercisable options to purchase 25,000 shares and warrants to purchase 133,334 shares at $2.25 per share. Shares and warrants are held indirectly through LaRoche Enterprises, a general partnership, LaRoche Family L.P. and Bushy Forest L.P. (entities controlled by Mr. LaRoche).
(5)	As reported on Schedule 13D/A filed on April 11, 2012, Red Mountain Group consists of Red Mountain Resources, Inc., Black Rock Capital, Inc., Alan W. Barksdale, Paul N. Vassilakos, Richard Y. Roberts, Lynden B. Rose, Randell K. Ford and William F. Miller III. Of the shares controlled by the Red Mountain Group, Black Rock Capital, Inc. owns 2,136,164 shares and warrants to purchase 2,136,164 shares and Red Mountain Resources, Inc. owns 2,701,261 shares. Red Mountain Resources, Inc. owns 100% of Black Rock Capital, Inc. and Alan Barksdale is the Chief Executive Officer, a director and greater than 5% stockholder of Red Mountain Resources, Inc. and President of Black Rock Capital, Inc. The shares underlying the warrants are included in the number of shares owned and the number of shares outstanding for this calculation despite the limitations on their exercisability if they are held by a person or entity owning more than 19.99% of the outstanding stock.
(6)	Includes vested and exercisable options to purchase 87,500 shares and warrants to purchase 133,334 shares.
(7)	Based on 16,372,780 shares outstanding (see above note regarding inclusion of options and warrants exercisable within 60 days). Includes vested and exercisable options to purchase 87,500 shares and warrants to purchase 133,334 shares.
(8)	Includes vested and exercisable options to purchase 62,500 shares and warrants to purchase 2,269,498 shares.
(9)	Based on 18,483,944 shares outstanding (see above note regarding inclusion of options and warrants exercisable within 60 days). Includes vested and exercisable options to purchase 62,500 shares and warrants to purchase 2,269,498 shares.

6

CHANGES IN CONTROL

Board and Officer Appointments

Pursuant to the terms of the Settlement Agreement, on the Change of Control Date, Alan W. Barksdale, Randell K. Ford and Paul N. Vassilakos will be appointed to the Company’s Board of Directors, with Mr. Barksdale being appointed to act as the Company’s Chairman. Everett Willard Gray, II, Lawrence J. Risley, and Brad E. Heidelberg will resign from the Board of Directors of the Company (with Richard F. LaRoche, Jr. and John W. Hawkins remaining as members of the Board).

Everett Willard Gray II, Chairman and CEO, and Larry Risley, President and Chief Operating Officer, will resign as officers of the Company with such resignations to be effective on May 31, 2012. It is anticipated that the newly-constituted Board will appoint a new Chief Executive Officer simultaneous with the effectiveness of these resignations. Ms. Nancy Stephenson is expected to continue to act as the Company’s Chief Accounting Officer, Treasurer and Secretary.

DIRECTORS AND EXECUTIVE OFFICERS

The following sets forth information regarding (i) our current executive officers and directors and (ii) our executive officers and directors following the Change of Control Date (and May 31, 2012 with respect to the officer positions currently held by Messrs. Gray and Risley). Except with respect to the Settlement Agreement, there is no agreement or understanding between the Company and any current or proposed director or executive officer pursuant to which he or she was selected as an officer or director.

Name	Age	Current Position	Position Following Change of Control Date
Everett Willard Gray, II	36	Chairman, Chief Executive Officer and Director	None
Lawrence J. Risley	61	President, Chief Operations Officer and Director	None
Alan W. Barksdale	34	None	Chairman and Director
Brad E. Heidelberg	37	Director	None
Richard F. LaRoche Jr.	67	Director	Director
John Hawkins	66	Director	Director
Paul N. Vassilakos	35	None	Director
Randell K. Ford	62	None	Director
Nancy S. Stephenson	58	Chief Accounting Officer, Treasurer, and Secretary	Chief Accounting Officer, Treasurer, and Secretary

7

Set forth below is a brief description of the background and business experience of the Company’s executive officers and directors:

Everett Willard Gray, II is our Chief Executive Officer and has been Chairman of our Board of Directors since December 10, 2008. Upon the Change of Control Date, Mr. Gray will resign from his position as Chairman of the Board of Directors but will remain Chief Executive Officer until May 31, 2012 at which time he will resign from such officer position.

Mr. Gray is a seasoned executive who has been extensively involved in entrepreneurial ventures in oil field production as an angel investor and advisor/consultant to exploration and production start ups. Mr. Gray also has a diverse background gained from sales and marketing positions with a number of Fortune 500 companies, including Prudential Financial, Pharmacia Corp., Medtronic Inc., and Guidant Corporation.

 In April 2007, Mr. Gray founded WS Oil & Gas Limited, which provides merger and acquisition and capital raising consulting services to businesses in the energy sector. From August 2006 to March 2007, Mr. Gray was the CEO and President of Well Renewal Inc., an exploration and production company. Mr. Gray was also a director of Well Renewal Inc. from April 2006 to March 2007. From July 2002 to July 2006, Mr. Gray worked as a sales representative for, in turn, Medtronic Inc., Guidant Corporation and FoxHollow Technologies Inc.

 Mr. Gray received his B.S. in Business Management from Texas State University. While attending Texas State, Mr. Gray was a member of the golf team, earning Southland Conference All-Academic Honors, as well as being a member of the Southland Conference Golf Championship team.

Mr. Gray’s prior experience in finding partners to bring capital, assets and expertise to emerging companies, especially in the oil and gas industry, brings immense value to the Company.

Lawrence J. Risley was appointed as the Company’s President and Chief Operating Officer and as a director of the Company effective January 3, 2011, upon the consummation of the business combination (the “Pure Merger”) of the Company’s predecessor, Doral Energy Corp. (“Doral), with Pure Gas Partners II, L.P. (“Pure L.P.”). Upon the Change of Control Date, Mr. Risley will resign from his position as a director but will remain President and Chief Operating Officer until May 31, 2012 at which time he will resign from such officer positions.

Mr. Risley has over 30 years of energy industry experience in exploration, production, and operations areas. He has practical working knowledge in Gulf Coast, East Texas, Appalachian, Illinois, and Permian basins in management roles as well as an individual contributor. Mr. Risley has served as Chief Operating Officer of Pure Energy Group, Inc., a wholly owned subsidiary of Pure L.P. (“Pure Sub”), since 2004, where he has been responsible for building investor value through acreage trades and acquisitions and drilling activities. At Pure Sub, Mr. Risley has been responsible for deploying capital investments into active development of Pure Sub’s acreage positions. He held the position of Vice President of Exploration and Production for North Coast Energy from 2002 to 2004 where he was responsible for delivering reserves production and value growth for an Appalachian focused exploration and production company that operated nearly 4,000 wells. He was employed with Chevron/Texaco from 1978 to 2000.

Mr. Risley obtained his Bachelors and Masters Degrees in Geology from State University of New York at Oneonta. Mr. Risley is a member of the American Association of Petroleum Geologists, the New Mexico Oil and Gas Association, the Permian Basin Geologic Society, the South Texas Geologic Society and the Houston Geologic Society.

8

Mr. Risley’s extensive knowledge and experience in the day-to-day operations of a company whose primary focus is oil and gas exploration and production was the primary factor in his election to the Board.

Alan Barksdale has been the President, Chief Executive Officer and a director of Red Mountain since June 2011 and served as its Interim Acting Chief Financial Officer from June 2011 to August 2011. Mr. Barksdale has also served as President of Black Rock Capital, Inc. (“Black Rock”), Red Mountain’s wholly owned subsidiary, since June 2010. Mr. Barksdale has also been the owner and president of the StoneStreet Group, Inc. (“SSG”) since 2008. Mr. Barksdale formed SSG to provide advisory and management services and pursue merchant banking activities. At SSG, Mr. Barksdale oversees the firm’s capital investments, manages its subsidiaries and serves as the senior advisor to SSG’s clients. Through its wholly owned subsidiaries, SSG owns and operates upstream and midstream oil and gas assets, a portfolio of real assets and various investments in oilfield service companies. From January 2004 to April 2010, Mr. Barksdale was with Crews & Associates, an investment banking firm, where he served as a Director in the Capital Markets Group and served as senior banker for approximately 115 transactions. From August 2003 to October 2003, Mr. Barksdale served as an investment banker at Stephens Inc., an investment banking firm. From 2002 to August 2003, Mr. Barksdale was an investment banker at Crews & Associates.

In 2004, the National Association of Securities Dealers, Inc. alleged that Mr. Barksdale solicited an attorney to make contributions to officials of an issuer with which Stephens Inc. was engaging in municipal securities business. Mr. Barksdale was an investment banker of Stephens at the time. Without admitting or denying the allegations, Mr. Barksdale entered into an acceptance, waiver and consent decree that provided for a 30-day suspension from associating with any NASD member and a $5,000 fine.

Mr. Barksdale graduated from the University of Arkansas at Little Rock in 2001 where he received a Bachelor of Business Administration with an emphasis in Finance. He is registered with FINRA, MSRB, PSA and various state securities departments throughout the US. Mr. Barksdale also holds Series 7 and Series 63 licenses.

Mr. Barksdale’s prior oil and gas experience, as well as his contacts and relationships, will bring immense value to the Company and make him well-qualified to serve on the Board.

Brad E. Heidelberg has been a member of our Board of Directors since June 4, 2010.   Upon the Change of Control Date, Mr. Heidelberg will resign from his position as a director.

For the past seven years, Mr. Heidelberg has been a practicing attorney in Midland, Texas with his primary focus on oil and gas law.   From 2000 to 2003, Mr. Heidelberg served as a prosecutor in the District Attorney’s office in Midland, Texas and then worked with the law firm of Linebarger Goggan Blair & Sampson LLP until 2005.

Mr. Heidelberg graduated from Texas A&M University in 1997 with a B.S. in Agricultural Development.   He obtained a juris doctorate degree from Texas Tech University School of Law and became licensed to practice law in Texas in 2000.

Mr. Heidelberg’s legal expertise relating to oil and gas development, oil and gas transactions, and his daily presence in the Permian basin oil and gas industry were significant factors considered in his appointment to the Board.

9

Richard F. LaRoche, Jr. was appointed as a director of the Company effective January 3, 2011, upon closing of the Pure Merger. Mr. LaRoche served 27 years with National HealthCare Corporation (“NHC”) as Secretary and General Counsel and 14 years as Senior Vice President, retiring from these positions in May 2002. He has served as a Board member of NHC since 2002. Mr. LaRoche serves as a director of Lodge Manufacturing Company (privately held). He also served on the boards of National Health Investors, Inc. from 1991 through 2008, National Health Realty, Inc. from 1998 through 2007 and Trinsic, Inc. from 2004 through 2006. He serves on NHC’s Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee.

He has a law degree from Vanderbilt University (1970) and an A.B. degree from Dartmouth College (1967).

Mr. LaRoche brings significant experience to this Board. He has served as both an independent board member to a large publicly-held company and acted as general counsel to that company. The Company sought a director who could provide leadership as the Company developed its policies and procedures, and Mr. LaRoche has provided that direction and leadership. Mr. LaRoche’s legal and board experience were the primary factors considered in connection with his election to the Board.

John W. Hawkins was appointed as a director of the Company effective January 3, 2011, effective upon closing of the Pure Merger. Mr. Hawkins has over 30 years experience in management and accounting for NYSE listed companies. He previously served as interim CFO of Pure L.P. and Aztec Energy Partners I, L.P. (“Aztec”).   In 2002, he retired as VP-Treasurer of Dillard’s Department Stores after 28 years of service. As VP-Treasurer of Dillard’s, he managed the treasury department, assisted with the annual audits, managed payroll department, tax department, accounts payable department, worker’s compensation and general liability department, and the employee benefits department. He was one of the 401(k) and pension plan administrators. He was heavily involved in the acquisition of 16 companies totaling approximately $2.5 billion in revenue.

Mr. Hawkins received a BBA with a major in accounting from Midwestern University.

He has served on the board of directors of the Self Insurance Institute of America, Ronald McDonald House of Little Rock, Texas Self Insured Association and as chairman of the advisory board of Certergy Inc.

Mr. Hawkins qualifies as an audit committee financial expert. In addition, his experience with publicly traded companies and his historical knowledge of the Pure L.P. operations and assets prior to the Pure Merger were significant factors that led to his election to the Board.

Paul N. Vassilakos has been a director of Red Mountain since October 2011. Mr. Vassilakos also previously served as Red Mountain’s President and Chief Executive Officer from February 2011 to March 2011. From November 2011 through February 2012, Mr. Vassilakos served as Chief Executive Officer and Chief Financial Officer, and director of Soton Holdings Group Inc. Mr. Vassilakos has been the assistant treasurer of Cullen Agricultural Holding Corp. (“CAH”) since October 2009. CAH is a publicly held development stage agricultural company which was formed in connection with the business combination between Triplecrown Acquisition Corp. and Cullen Agricultural Technologies, Inc. (“Cullen Agritech”) in October 2009. At CAH, Mr. Vassilakos is responsible for business development, maintenance of financial accounts and public company reporting. Prior to CAH’s formation, Mr. Vassilakos assisted Triplecrown Acquisition Corp. with the completion of its initial public offering and later the business combination with Cullen Agritech. In July 2007, Mr. Vassilakos founded Petrina Advisors, Inc. (“Petrina”), a privately held advisory firm formed to provide investment banking services for public and privately held companies, and has served as its president since its formation. Petrina’s clients have consisted of companies which collectively held over one billion dollars in trust, with the aim of completing reverse mergers with privately held companies. Mr. Vassilakos also founded and, since December 2006, serves as the vice president of, Petrina Properties Ltd., a privately held real estate holding company. In July 2007, Mr. Vassilakos was engaged as a consultant to assist Endeavor Acquisition Corp. with its business combination with American Apparel Inc., a California based retail apparel company, which was completed in December 2007. From February 2002 through June 2007, Mr. Vassilakos served as vice president of Elmsford Furniture Corp., a privately held furniture retailer in the New York area. From July 2000 through January 2002, Mr. Vassilakos was an Associate within the Greek Coverage Group of Citigroup’s UK Investment Banking Division. During this time, Mr. Vassilakos assisted with the execution of M&A transactions, securitizations, as well as debt and equity offerings for some of Greece’s largest publicly traded companies, including OTE and Antenna TV. From July 1998 through July 2000, Mr. Vassilakos was an Analyst within the Industrial Group of Salomon Smith Barney’s New York Investment Banking Division. During this time, Mr. Vassilakos assisted with the execution of M&A transactions, as well as debt and equity offerings for large US publicly traded industrial companies, including Alcoa, Inc. and Cyprus Amax. From February 1996 through June 1998, Mr. Vassilakos was a Registered Securities Representative at Paine Webber CSC-DJS Securities Ltd, during which time he provided securities brokerage services to private clients.

10

Mr. Vassilakos received a BS in finance from the Leonard N. Stern Undergraduate School of Business in 1998 and was a licensed Registered Securities Representative (Series 7 and 63) from February 1996 through February 2002.

Mr. Vassilakos’ past experience as a director and officer of public companies as well as his contacts and relationships makes him well-qualified to serve as a member of the Board.

Randell K. Ford has been a director of Red Mountain since November 2011. Mr. Ford has worked in the oil and gas industry for over 40 years. Mr. Ford has been the President of R.K. Ford and Associates, Inc. since 1993. R.K. Ford & Associates, Inc. is a consulting firm, based in the Permian Basin (Midland, TX), that specializes in drilling, engineering and completion of oil and gas wells. Mr. Ford’s oil and gas drilling specialties include under-balanced drilling, air drilling, short radius horizontal drilling, high angle directional drilling, deep well drilling and high pressure reservoir drilling. Mr. Ford started as a roughneck in 1967 and worked his way through all positions on the drilling rigs until 1989 when he became the Divisional Drilling Engineer for Grace Drilling Company, working in that capacity until 1993. Currently, Mr. Ford is a partner in Western Drilling, which currently owns 5 drilling rigs in the Permian Basin. While serving as President, Division Drilling Engineer, Principal and various other oilfield service positions, Mr. Ford has drilled, managed, consulted or invested in over 4,000 wells located domestically in Alaska, Arkansas, Colorado, Florida, Kansas, Louisiana, Mississippi, Nevada, New Mexico, North Dakota, Oklahoma, Ohio, Pennsylvania, South Dakota, Texas, Utah, West Virginia and Wyoming and internationally in Colombia, Costa Rica, Guatemala, Iraq, Libya, Mexico, Peru, Romania, Russia, Saudi Arabia, Turkey and Venezuela.

Mr. Ford’s oil and gas experience makes him well-qualified to serve as a member of the Board.

Nancy S. Stephenson was appointed as the Company’s Chief Accounting Officer, Treasurer and Secretary on August 10, 2011.  Ms. Stephenson has over 30 years of accounting experience, primarily in publicly traded companies in the energy business.  From March 2003 to February 2010, she served as Compliance Reporting Manager for TXCO Resources Inc., a public company not affiliated with Cross Border.  As Compliance Reporting Manager, she assisted with the preparation of financial statements and was responsible for TXCO Resources, Inc.’s periodic reporting compliance with the SEC.  Since March 2010, she has provided consulting services relating to periodic reporting with the SEC on a project basis for various companies.  Ms. Stephenson holds a BBA in Accounting from the University of Houston and is a Certified Public Accountant.

TERM OF OFFICE

Members of the Company’s Board of Directors are appointed to hold office until the next annual meeting of the Company’s stockholders or until his or her successor is elected and qualified, or until he or she resigns or is removed in accordance with the provisions of the Nevada Revised Statutes (the “NRS”). The Company’s officers are appointed by the Board of Directors and hold office until removed by the Board.

Pursuant to the terms of the Settlement Agreement, on the Change of Control Date, Alan W. Barksdale, Randell K. Ford and Paul N. Vassilakos will be appointed to the Company’s Board of Directors, with Mr. Barksdale being appointed to act as the Company’s Chairman. Everett Willard Gray, II, Lawrence J. Risley, and Brad E. Heidelberg will resign from the Board of Directors of the Company (with Richard F. LaRoche, Jr. and John W. Hawkins remaining as members of the Board).

11

RELATED PARTY TRANSACTIONS

During 2011, we paid to BDR Consulting, Inc. (“BDR”), a member of CCJ/BDR Investments, L.L.C., which owned a combined 64.108% limited partnership interest in Pure L.P., consulting fees equal to $73,000, excluding payments under the Separation Agreement described below.  The president and sole owner of BDR, Jim D. Swink, Jr., also served on the Board of Directors and was the Chief Executive Officer of Pure Sub.  In addition, the Company rented office space from BDR on a month-to-month basis.  Pursuant to a Separation Agreement dated May 31, 2011, the Company paid to BDR an additional $90,000 and transferred to Jim D. Swink, Jr. title to a car formerly owned by Pure L.P. and used by Mr. Swink. Pure L.P. paid $174,500 in consulting fees in 2010 to BDR. In addition, Pure L.P. rented office space from BDR on a month-to-month basis through September 2010 for which it paid BDR $18,000 in rental fees in 2010.

In May 2011, Black Rock purchased 2,136,164 shares of the Company’s Common Stock and warrants to purchase an additional 2,136,164 shares of the Company’s Common Stock for a total purchase price of $3,204,246 in a private placement from the Company, on the same terms offered to other subscribers in that offering. Alan W. Barksdale is the Chief Executive Officer and Chairman of the Board of Red Mountain. Randell K. Ford and Paul N. Vassilakos both serve on the Board of Directors of Red Mountain.

In May 2011, LaRoche Enterprises purchased 133,334 shares of the Company’s Common Stock and warrants to purchase an additional 133,334 shares of the Company’s Common Stock for a total purchase price of $200,000 in a private placement from the Company, on the same terms offered to other subscribers in that offering. Richard F. LaRoche and Gloria E. LaRoche each own 50% of LaRoche Enterprises.

On April 20, 2012, the Company entered into amendments to the employment agreements of Messrs. Gray and Risley and the letter agreement with Ms. Stephenson, the terms of which are described in detail under the section titled “Compensation of Executive Officers and Directors – Executive Compensation” below.

On April 23, 2012, the Company entered into a Settlement Agreement with Red Mountain. As described herein, pursuant to the Settlement Agreement, Red Mountain will withdraw its complaint filed against the Company, Messrs. Gray, Risley, Heidelberg, LaRoche and Hawkins with the District Court for Clark County, Nevada (the “Action”) and cause a dismissal of such Action with prejudice. Additionally, Messrs. Gray, Risley and Heidelberg will resign from the Board of Directors of the Company (with Messrs. LaRoche and Hawkins remaining as members of the Board) and Messrs. Barksdale, Ford and Vassilakos, each a member of Red Mountain’s board of directors, will be appointed as directors of the Company to fill the vacancies, effective upon the Change of Control Date.

On April 23, 2012, the Company entered into a Mutual Release with Brad E. Heidelberg. The Mutual Release contains a release by Mr. Heidelberg of any and all claims against the Company and a release and indemnification by the Company of any and all claims against Mr. Heidelberg (other than claims for deliberately dishonest, malicious or fraudulent acts or omissions or willful violations of law). The Company also entered into a Separation Agreement and Mutual Release with each of Everett Willard Gray II and Larry Risley and a Mutual Release with Nancy Stephenson, the terms of which are described in detail under the section titled “Compensation of Executive Officers and Directors – Executive Compensation” below.

As a matter of practice, the Board considers and approves or disapproves all transactions with related parties upon full disclosure of the relationship and potential conflict of interest.  The Company has no written policy regarding related party transactions.

12

CHANGE IN CONTROL PAYMENTS

The Company has entered into agreements with Everett Willard Gray, II, Lawrence J. Risley and Nancy S. Stephenson providing for payments upon a change in control of the Company.

The Company’s employment agreements, as amended, with Everett Willard Gray, II and Lawrence J. Risley provide that upon a “Corporate Transaction”, Messrs. Gray and Risley will each be entitled to a payment as if he had been terminated without cause. A “Corporate Transaction” includes, among other things, the individuals who, as of the date of the employment agreement, constitute the Board of Directors of the Company, cease for any reason to constitute at least a majority of the Board of Directors. Accordingly, as a result of the transactions contemplated by the Settlement Agreement, a Corporate Transaction will be deemed to have occurred. Accordingly, each of Mr. Gray and Risley is entitled to be paid an amount equal to (a) twenty-four months of his annual base salary; plus (b) the monetary equivalent of the benefits that would have been provided to him for a period of twenty-four (24) months. Pursuant to the employment agreements, the aforementioned change of control payments are payable in four equal installments on the following dates: (i) ten (10) days after the Corporate Transaction, (ii) the last day of the second quarter of the Company’s fiscal year in which the Corporate Transaction took place, (iii) the last day of the third quarter of the Company’s fiscal year in which the Corporate Transaction took place, and (iv) the last day of the fourth quarter of the Company’s fiscal year in which the Corporate Transaction took place.

The Company has also granted to Nancy S. Stephenson the right to receive certain payments upon a Corporate Transaction (defined the same as in the employment agreements with Everett Willard Gray, II and Lawrence J. Risley). If a Corporate Transaction occurs on or before January 31, 2013, Ms. Stephenson will be paid an amount equal to six (6) months of her annual base salary. The aforementioned change of control payments are payable in four equal installments on the following dates: (i) ten (10) days after the Corporate Transaction, (ii) the last day of the second quarter of the Company’s fiscal year in which the Corporate Transaction took place, (iii) the last day of the third quarter of the Company’s fiscal year in which the Corporate Transaction took place, and (iv) the last day of the fourth quarter of the Company’s fiscal year in which the Corporate Transaction took place.

Accordingly, each officer will be entitled to the following payments:

Name	Cash ($)	Equity ($)	Perquisites/benefits ($)	Total ($)(3)
Everett Willard Gray, II	400,000	0	78,298(1)	478,298
Lawrence J. Risley	400,000	0	24,912(2)	424,912
Nancy S. Stephenson	75,000	0	0	75,000

(1)	Represents a lump sum cash payment in advance for 24 months of car allowance and health insurance premiums
(2)	Represents a lump sum cash payment in advance for 24 months of car allowance and dental insurance premiums

13

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who beneficially own more than 10% of our equity securities (collectively, the “Reporting Persons”), to file reports of ownership and changes in ownership with the SEC. Reporting Persons are required by SEC regulations to furnish us with copies of all forms they file pursuant to Section 16(a). Based on our review of the copies of such forms received by us, we have no knowledge of any failure to report on a timely basis any transaction required to be disclosed under section 16(a) of the Exchange Act other than as follows: (i) Red Mountain Resources, Inc. filed a Form 3 on March 13, 2012, reporting its acquisition of ten percent of the Company's common stock that occurred on May 26, 2011; (ii) Everett Willard Gray filed a Form 4 on January 13, 2011, reporting stock options granted to him on January 5, 2011; (iii) Brad Heidelberg filed a Form 4 on January 18, 2011, reporting stock options granted to him on January 5, 2011; and (iv) Pure Gas Partners II, L.P. filed a Form 4 on February 22, 2011, reporting a distribution of the Company's shares to Pure Gas Partners II, L.P.'s partners effective February 9, 2011.

DIRECTOR INDEPENDENCE

Our Board of Directors has determined that John W. Hawkins, Brad E. Heidelberg and Richard F. LaRoche, Jr. are independent as defined by both NASDAQ Marketplace Rule 5605 and SEC Rule 10A-3(b)(1). It is anticipated that Messrs. LaRoche and Hawkins and Messrs. Vassilakos and Ford will be independent directors following the Change of Control Date.

COMMITTEES OF THE BOARD OF DIRECTORS

Audit Committee

The primary functions of the Audit Committee are to assist the Board of Directors of the Company in fulfilling its oversight responsibilities with respect to: (i) the Company’s systems of internal controls regarding finance, accounting, legal compliance and ethical behavior; (ii) the Company’s auditing, accounting and financial reporting processes generally; (iii) the Company’s financial statements and other financial information provided by the Company to its stockholders, the public and others; (iv) the Company’s compliance with legal and regulatory requirements; and (v) the performance of the Company’s corporate audit department and independent auditors. Consistent with these functions, the Committee will encourage continuous improvement of, and foster adherence to, the Company’s policies, procedures and practices at all levels.

The members of the Audit Committee are not full-time employees of the Company and may or may not be accountants or auditors by profession or experts in the fields of accounting or auditing and, in any event, do not serve in such capacity.  Consequently, it is not the duty of the Committee to conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations.

14

The members of the Audit Committee are currently the Company’s three independent directors - John W. Hawkins, Brad E. Heidelberg and Richard F. LaRoche, Jr.  John W. Hawkins serves as chair of the Audit Committee.  It is not yet decided who will serve on the Audit Committee after the Change of Control Date. The Audit Committee meets at least four times per year (on a quarterly basis). As part of its job to foster open communications, the Audit Committee meets in separate executive sessions without management and the Company’s independent auditors to discuss any matters that the Audit Committee believes should be discussed privately.

The charter of the Audit Committee is available on the Investor Relations section of the Company’s website (www.xbres.com) by clicking “Investor Relations” and then “Corporate Governance.”

Nominating and Corporate Governance Committee

The purpose of the Nominating and Corporate Governance Committee is to provide assistance to the Board of Directors in identifying and recommending candidates qualified to serve as directors of the Company, to review the composition of the Board of Directors, to develop, review and recommend governance policies and principles for the Company and to review periodically the performance of the Board of Directors.

The Nominating and Corporate Governance Committee considers candidates for Board membership suggested by its members and other Board members, as well as management and stockholders. The Nominating and Corporate Governance Committee, among many factors, considers qualities of high personal and professional ethics, values and integrity. It also examines the skills, diversity, backgrounds and experience with business and other organizations of director nominees. Also, the Nominating and Corporate Governance Committee looks for candidates with the ability and willingness to commit adequate time to, as well as a commitment to representing the long-term interests of, Cross Border.

The members of the Nominating and Corporate Governance Committee are currently the Company’s three independent directors - John W. Hawkins, Brad E. Heidelberg and Richard F. LaRoche, Jr.  Richard F. LaRoche, Jr. serves as chair of the Nominating and Corporate Governance Committee.  It is not yet decided who will serve on the Nominating and Corporate Governance Committee after the Change of Control Date. The Nominating and Corporate Governance Committee meets at least annually.

The charter of the Nominating and Corporate Governance Committee is available on the Investor Relations section of the Company’s website (www.xbres.com) by clicking “Investor Relations” and then “Corporate Governance.”

Compensation Committee

The purpose of the Compensation Committee of the Board of Directors is to discharge the responsibilities of the Board relating to compensation of the Company’s executive officers and to review and approve senior officers’ compensation.

15

Under the Charter of the Compensation Committee, the Compensation Committee is required to meet at least annually and more frequently as necessary or appropriate. Special meetings of the Committee may be called on two hours notice by the Chairman of the Board or the Committee Chairman.  A majority of the Committee constitutes a quorum and the Committee may act only on the affirmative vote of a majority of the members present at the meeting.

The members of the Compensation Committee are currently the Company’s three independent directors - John W. Hawkins, Brad E. Heidelberg and Richard F. LaRoche, Jr.  Brad E. Heidelberg serves as chair of the Compensation Committee. It is not yet decided who will serve on the Compensation Committee after the Change of Control Date.

The charter of the Compensation Committee is available on the Investor Relations section of the Company’s website (www.xbres.com) by clicking “Investor Relations” and then “Corporate Governance.”

STOCKHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The Board provides a process for stockholders and other interested parties to send communications to the Board or any of the directors. Stockholders and other interested parties may send written communications to the Board, or any of the individual directors, c/o Cross Border Resources, Inc., 22610 US Highway 281 N., Suite 218, San Antonio, TX 78258, attn: Chair of the Nominating and Corporate Governance Committee. All communications will be compiled by the Chair of the Nominating and Corporate Governance Committee and submitted to the Board or the individual directors, as applicable, on a periodic basis. The Nominating and Corporate Governance Committee will consider all board nominee recommendations and stockholder proposals presented to it in writing provided that such nominee recommendations and proposals are received by the Nominating and Corporate Governance Committee no later than the first day of the fourth quarter (October 1) of the Company’s fiscal year for consideration for nomination by the Nominating and Corporate Governance Committee at the following annual stockholders meeting to be held in or around May of the following year.

MEETINGS OF DIRECTORS

The Board met 15 times during the year ended December 31, 2011. The Board’s standing Nominating and Corporate Governance and Compensation Committees met one and three times, respectively, during this same period. Although the Audit Committee’s Charter directs it to meet quarterly, the Audit Committee only met during those quarters in 2011 when filings were made with the SEC that presented financial statements. At the time of the merger, because Pure Energy Group, Inc. was treated as the “accounting acquirer” for financial reporting and accounting purposes, the fiscal year of the Company changed from July 31 to December 31; therefore, neither a 10-K nor a 10-Q were filed during the first quarter of 2011. Each independent director attended 100% of the total number of meetings of the Board and the Board committee(s) on which he served.

BOARD LEADERSHIP STRUCTURE AND RISK OVERSIGHT

Mr. Gray currently acts as the Company’s principal executive officer and Chairman of the Company’s Board of Directors. Messrs. Heidelberg, LaRoche and Hawkins are currently the independent members of the Company’s Board of Directors. The Company’s management and Board of Directors has determined that this leadership structure is appropriate as the Company currently has limited financial and other resources. The Company’s Board of Directors oversees the overall operation of the Company and sets the Company’s major strategic, business and financial goals which are then implemented by the Company’s management. As Mr. Gray acts as Chairman of the Board and as the Company’s principal executive officer, the Company’s Board of Directors is kept informed of the Company’s day to day management and implementation of the goals set by the Board of Directors. The Company’s Board of Directors and management factors business, financial, strategic and other risks in setting the Company’s goals and in managing the day to day operation of the Company’s business.

16

Mr. Gray has served as both Chief Executive Officer and as Chairman of the Board. The Board believes that this leadership structure has been appropriate and has enabled the Company to attract and retain a strong Chief Executive Officer. This structure avoids any lack of clarity over who runs the Company and results in a leader of the Board with greater substantive knowledge of the Company and the industry in which it operates than would otherwise be the case. The Board believes the Company's overall corporate governance policies and practices, combined with the strength of the Company's independent directors, minimize any potential conflicts that may result from combining the roles of Chief Executive Officer and Chairman.

On May 14, 2011, the Board designated Richard F. LaRoche, Jr. to serve as Lead Independent Director. It is not yet determined who will be designated as the Lead Independent Director upon the Change of Control Date. The Lead Independent Director works with the Chief Executive Officer and Chairman to ensure that the Board discharges its responsibilities, has structures and procedures in place to enable it to function independently of management and clearly understands the respective roles and responsibilities of the Board of Directors and management. In addition, the Lead Director's duties include consulting with independent legal counsel, coordinating the activities of the independent directors, coordinating the agenda for and moderating sessions of the Board's independent directors, facilitating communications between the other members of the Board and performing such other duties as may be necessary for the Board to fulfill its responsibilities or as may be requested by the Board as a whole, by the independent directors, or by the Chairman of the Board. The Board believes that having a combined Chief Executive Officer and Chairman and a Lead Independent Director having significant and well-defined responsibilities as described above enhances the Chief Executive Officer and Chairman's ability to provide insight and direction on important strategic initiatives to both management and the independent directors and, at the same time, ensures that the appropriate level of independent oversight is applied to all decisions of the Board and facilitates the overall functioning of the Board.

The members of the Nominating and Corporate Governance Committee, the Audit Committee and the Compensation Committee of the Board, including their respective chairs, are comprised entirely of independent directors. Through these committees, the Board is actively involved in oversight of risk, compliance, possible conflicts of interest and related party transactions, and business results. Members of the Board have access to management and outside advisors; thus, the Chairman is not the sole source of information for the Board.

The Chief Executive Officer is responsible for the day-to-day management of the risks the Company faces, while the Board, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, the Board has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed. To do this, the Chairman of the Board meets regularly with management to discuss strategy and risks facing the Company. Senior management attends the Board meetings and is available to address any questions or concerns raised by the Board on risk management and any other matters. The Chairman of the Board and independent directors work together to provide strong, independent oversight of the Company's management and affairs through its standing committees and, when necessary, special meetings of independent directors.

17

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary Compensation Table

The table below summarizes the total compensation paid to or earned during the last two fiscal year~~s~~.

Name & Principal Position Held	Year Ended(1)	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)		All Other Compensation ($)		Total ($)
Everett Willard Gray, II Chairman and CEO	December 31, 2011	200,000	72,500	0	278,348		118,384	(3)	669,232	(3)
	December 31, 2010(2)	75,000	0	0	0		5,244		80,244	(4)
	July 31, 2010	180,000	0	0	0		12,586		192,586	(4)
Lawrence J. Risley President, COO & Director	December 31, 2011	200,000	106,250	0	145,326		41,135	(5)	492,711	(5)
	December 31, 2010(6)	186,320	12,500	0	0		8,594		207,414	(7)
Nancy S. Stephenson CAO, Treasurer & Secretary	December 31, 2011	42,917	5,000	0	0		15,650		63,567	(8)
P. Mark Stark Former Chief Financial Officer (9)	December 31, 2011	118,500	0	0	54,000	(10)	10,908		183,408
	December 31, 2010(2)	0	0	0	0		34,000		34,000

(1)	Effective with the Pure Merger, the fiscal year changed from August 1 to July 31 to January 1 to December 31.

(2)	Interim period beginning August 1, 2010 through December 31, 2010. The new fiscal year began January 1, 2011.

(3)	See narrative above describing Mr. Gray’s current written employment agreement. The $278,348 shown as Option Awards represents non-cash expense recognized by the Company on options granted to Mr. Gray. However in October 2011, the Company purchased those options from Mr. Gray, for a payment of $65,000, and cancelled them. Therefore, “All Other Compensation” includes this $65,000 payment. The remaining portion of “All Other Compensation” is made up of reimbursement of moving expenses in the amount of $16,000, Mr. Gray’s car allowance described above and health insurance premiums paid by the Company, on behalf of Mr. Gray. The “Total” includes the payment to Mr. Gray for the cancelled option awards. The “Total would be $390,884 if the cancelled option award was excluded. Mr. Gray is not separately compensated for his services as Chairman of the Board or as a Director.

(4)	Pursuant to a verbal agreement, Doral Energy Corp. paid Mr. Gray a salary of $180,000 per year, beginning May 23, 2009. In addition, Doral provided Mr. Gray with a vehicle allowance in the amount of $1,049 per month.

(5)	See narrative above describing Mr. Risley’s current written employment agreement. The $145,326 shown as Option Awards represents non-cash expense recognized by the Company on options granted to Mr. Risley. However in October 2011, the Company purchased those options from Mr. Risley, for a payment of $30,000, and cancelled them. Therefore, “All Other Compensation” includes this $30,000 payment. The remaining portion of “All Other Compensation” is Mr. Risley’s car allowance described above and dental insurance premiums paid by the Company on behalf of Mr. Risley. The “Total” includes the payment to Mr. Risley for the cancelled option awards. The “Total” would be $347,385 if the cancelled option award was excluded. Mr. Risley is not separately compensated for his services as a Director.

(6)	Reflects Pure L.P.’s fiscal year January 1 – December 31

(7)	Compensation was paid by Pure L.P. for Mr. Risley’s services as Chief Operating Officer.

(8)	Ms. Stephenson was paid a salary of $10,000 per month since she was hired in August 2011 through March 31, 2012. Effective as of April 1, 2012, Ms. Stephenson’s salary was changed to $12,500 per month. From May 2011 through the date of her hire, Ms. Stephenson provided consulting services to the Company and was paid $15,650 for those services.

(9)	Mr. Stark served and the Company’s CFO from October 13, 2010 until his resignation effective August 8, 2011. During the 2010 period he served under a consulting contract at a rate of $15,000 per month. Upon the Pure Merger at January 3, 2011, he became an employee of the Company and served under an employment agreement providing for the same monthly rate, plus benefits and a car allowance of $750 per month.

(10)	The $54,000 shown as Option Awards represents non-cash expense recognized by the Company on options granted to Mr. Stark. These options expired upon Mr. Stark’s employment termination and are no longer outstanding.

18

Outstanding Equity Awards at Fiscal Year-End

As of our year ended December 31, 2011, no equity awards were outstanding to our named executive officers.

Director Compensation

The three non-management directors, Brad E. Heidelberg, John W. Hawkins and Richard F. LaRoche, were issued options to purchase 25,000 shares, 37,500 shares and 25,000 shares, respectively, in January 2011 for their 2011 board service. The exercise price of these shares is $4.80. In addition, these non-management directors receive $1,500 for all board meetings for which attendance in person is required and $500 for all board meetings held telephonically, committee meetings not in conjunction with full board meetings and meetings with management, as well as a quarterly fee of $2,000.

The following table sets forth the compensation paid to the directors of the Company during the year ended December 31, 2011, other than directors who were also named executive officers and for whom information is included on the Summary Compensation Table above.

19

Name	Fees Earned or Paid in Cash ($)	Option Awards (1) ($)	Total ($)
John W. Hawkins	21,000	20,162(2)	41,162
Brad E. Heidelberg	21,000	13,441(3)	34,441
Richard F. LaRoche	21,000	13,441(3)	34,441

(1)	The amounts set forth in this column reflects the aggregate grant date fair value of equity awards granted, computed in accordance with accounting standards for stock based compensation. See our Annual Report on Form 10-K for the year ended December 31, 2011, Note 11 to our Financial Statements for assumptions used in computing fair value.
(2)	Represents option awards for 37,500 shares.
(3)	Represents option awards for 25,000 shares.

Executive Compensation

Everett Willard Gray, II, Lawrence J. Risley and Nancy S. Stephenson are the Company’s current executive officers. Mr. Gray and Mr. Risley have Employment Agreements as described below. Ms. Stephenson has no employment agreement for a defined term, but the Company has executed a letter agreement in favor of Ms. Stephenson providing for severance payments to be paid to her upon the occurrence of certain events as described below.

Employment Agreement with Will Gray

Effective January 31, 2011, the Company entered into an Employment Agreement with Mr. Gray (the “Gray Employment Agreement”) to serve as the Company’s Chairman and Chief Executive Officer.  The initial term of the Gray Employment Agreement began on January 31, 2011, and continues until January 31, 2013.  After such date, the Gray Employment Agreement automatically renews for successive one-month terms.  Under the Gray Employment Agreement, Mr. Gray is paid an annual base salary equal to $200,000 and is eligible to receive such bonuses as may be determined appropriate in the sole discretion of the Company’s Compensation Committee or Board of Directors from time-to-time without any obligation to do so.  The Company also agreed to grant to Mr. Gray an option to purchase an aggregate of six hundred fifty thousand (650,000) shares of the Company’s common stock.  Mr. Gray’s options were set to vest and expire as follows: 300,000 options vesting at $4.80 per share on January 31, 2011, and expiring on January 30, 2016; 125,000 options vesting at $5.28 per share on January 31, 2012, and expiring on January 30, 2017; 125,000 options vesting at $5.80 per share on January 31, 2013, and expiring on January 30, 2018; and 100,000 options vesting at $6.38 per share on January 31, 2014 and expiring on January 30, 2019. In October 2011, all of these options were purchased by the Company, for $0.10 per option share (total purchase price of $65,000) and were subsequently cancelled. Mr. Gray receives a monthly automobile allowance of $1,300 and is entitled to participate in benefit plans offered by the Company.

On March 5, 2012, the Gray Employment Agreement was amended for the purpose of increasing the amount payable to Mr. Gray upon termination of the Gray Employment Agreement in certain circumstances and amending the timing of such payment upon a change in control. The Gray Employment Agreement, as amended, provided that upon termination without Cause, upon termination by Mr. Gray for Good Reason or upon a Corporate Transaction (all as defined in the Gray Employment Agreement), Mr. Gray would be paid the following compensation: a lump sum cash payment in an amount equal to the greater of (a) twenty four (24) months of Mr. Gray’s annual base salary, and (b) the monetary equivalent of Mr. Gray’s benefits for a period of twenty-four (24) months.  No severance was to be paid if Mr. Gray was terminated by the Company for Cause.

20

On April 20, 2012, the Company entered into a Second Amendment to Employment Agreement with Everett Willard “Will” Gray II (the “Gray Second Amendment”). As was contained in the first amendment to Gray’s employment agreement, upon a change in control event (defined as a Corporate Transaction in his original employment agreement), Mr. Gray will be paid the following compensation: a lump sum cash payment in an amount equal to the sum of (a) twenty four (24) months of Mr. Gray’s annual base salary, and (b) the monetary equivalent of Mr. Gray’s benefits for a period of twenty-four (24) months. The Gray Second Amendment allows the Company to pay the aforementioned amount in four equal installments, rather than in one lump sum, on the following dates: (i) ten (10) days after the Corporate Transaction, (ii) the last day of the second quarter of the Company’s fiscal year in which the Corporate Transaction occurred, (iii) the last day of the third quarter of the Company’s fiscal year in which the Corporate Transaction occurred, and (iv) the last day of the fourth quarter of the Company’s fiscal year in which the Corporate Transaction occurred. As a result of the transactions contemplated by the Settlement Agreement, a Corporate Transaction will be deemed to have occurred and Mr. Gray will be entitled to the payments described above.

On April 23, 2012, the Company entered into a Separation Agreement and Mutual Release with Everett Willard Gray II to be effective on May 31, 2012, the effective date of Mr. Gray’s resignation. The Separation Agreement and Mutual Release is executed in connection with the payment to be made to Mr. Gray upon a Corporate Transaction (as described above), and it contains a release by Mr. Gray of any and all claims against the Company and a release and indemnification by the Company of any and all claims against Mr. Gray (other than claims for deliberately dishonest, malicious or fraudulent acts or omissions or willful violations of law).

Employment Agreement with Larry Risley

Effective January 31, 2011, the Company entered into an Employment Agreement with Mr. Risley (the “Risley Employment Agreement”) to serve as the Company’s President and Chief Operating Officer.  The initial term of the Risley Employment Agreement began on January 31, 2011, and continues until January 31, 2013.  After such date, the Risley Employment Agreement automatically renews for successive one-month terms.  Under the Risley Employment Agreement, Mr. Risley is paid an annual base salary equal to $200,000 and is eligible to receive such bonuses as may be determined appropriate in the sole discretion of the Company’s Compensation Committee or Board of Directors from time-to-time without any obligation to do so.  The Company also agreed to grant to Mr. Risley an option to purchase an aggregate of three hundred thousand (300,000) shares of the Company’s common stock.   Mr. Risley’s options were to vest and expire as follows: 150,000 options vesting at $4.80 per share on January 31, 2011, and expiring on January 30, 2016; and 150,000 options vesting at $5.28 on January 31, 2012 and expiring on January 30, 2017. In October 2011, all of Mr. Risley’s options were purchased by the Company, for $0.10 per option share (total purchase price of $30,000) and were subsequently cancelled. Mr. Risley receives a monthly automobile allowance of $975 and is entitled to participate in benefit plans offered by the Company.

21

On March 5, 2012, the Risley Employment Agreement was amended for the purpose of increasing the amount payable to Mr. Risley upon termination of the Risley Employment Agreement in certain circumstances and amending the timing of such payment upon a change in control. The Risley Employment Agreement, as amended, provided that upon termination without Cause, upon termination by Mr. Risley for Good Reason or upon a Corporate Transaction (all as defined in the Risley Employment Agreement), Mr. Risley would be paid the following compensation: a lump sum cash payment in an amount equal to the greater of (a) twenty-four (24) months of Mr. Risley’s annual base salary, and (b) the monetary equivalent of Mr. Risley’s benefits for a period of twenty-four (24) months. No severance was to be paid if Mr. Risley was terminated by the Company for Cause.

On April 20, 2012, the Company entered into a Second Amendment to Employment Agreement with Lawrence J. Risley (the “Risley Second Amendment”). As was contained in the first amendment to the Risley’s employment agreement, upon a change in control event (defined as a Corporate Transaction in his original employment agreement), Mr. Risley will be paid the following compensation: a lump sum cash payment in an amount equal to the sum of (a) twenty four (24) months of Mr. Risley’s annual base salary, and (b) the monetary equivalent of Mr. Risley’s benefits for a period of twenty-four (24) months. The Risley Second Amendment allows the Company to pay the aforementioned amount in four equal installments, rather than in one lump sum, on the following dates: (i) ten (10) days after the Corporate Transaction, (ii) the last day of the second quarter of the Company’s fiscal year in which the Corporate Transaction occurred, (iii) the last day of the third quarter of the Company’s fiscal year in which the Corporate Transaction occurred, and (iv) the last day of the fourth quarter of the Company’s fiscal year in which the Corporate Transaction occurred. As a result of the transactions contemplated by the Settlement Agreement, a Corporate Transaction will be deemed to have occurred and Mr. Risley will be entitled to the payments described above.

On April 23, 2012, the Company entered into a Separation Agreement and Mutual Release with Lawrence J. Risley to be effective on May 31, 2012, the effective date of Mr. Risley’s resignation. The Separation Agreement and Mutual Release is executed in connection with the payment to be made to Mr. Risley upon a Corporate Transaction (as described above), and it contains a release by Mr. Risley of any and all claims against the Company and a release and indemnification by the Company of any and all claims against Mr. Risley (other than claims for deliberately dishonest, malicious or fraudulent acts or omissions or willful violations of law).

Terms of Employment of Nancy Stephenson

On August 10, 2011, Nancy S. Stephenson was appointed as the Company’s Chief Accounting Officer, Treasurer and Secretary. Effective as of April 1, 2012, the Company pays Ms. Stephenson a monthly salary of $12,500 per month. Ms. Stephenson receives no other cash or noncash compensation and no employee benefits other than four weeks of paid vacation annually. Ms. Stephenson’s employment is at-will and not for any specified term. The Company has agreed that if Ms. Stephenson remains employed with the Company, her salary will be increased to $15,000 per month effective January 1, 2013. On March 5, 2012, the Company issued to Ms. Stephenson a letter agreement pursuant to which the Company agreed that if her employment was terminated without Cause on or before January 31, 2013 or within one year of a Change in Control event occurring on or before January 31, 2013, she would be paid an amount equal to six (6) months of her annual base salary. No severance is to be paid if she is terminated by the Company for Cause.

22

Ms. Stephenson began providing consulting services to the Company in May 2011. From that date until her appointment as Chief Accounting Officer, Treasurer and Secretary on August 10, 2011, the Company paid consulting fees to Ms. Stephenson equal to approximately $16,000 in the aggregate.

On April 20, 2012, the Company entered into a revised letter agreement with Nancy S. Stephenson. As was contained in the letter agreement dated March 6, 2012, the Company agreed to pay to Nancy S. Stephenson certain amounts if she is terminated without Cause, upon her termination for Good Reason or upon a Corporate Transaction (all as defined therein) occurring on or before January 31, 2013. Upon such occurrence, she will be paid an amount equal to six (6) months of her annual base salary. This restated letter allows the Company to pay the aforementioned amount in four equal installments, rather than in one lump sum, on the following dates: (i) ten (10) days after the Corporate Transaction, (ii) the last day of the second quarter of the Company’s fiscal year in which the Corporate Transaction occurred, (iii) the last day of the third quarter of the Company’s fiscal year in which the Corporate Transaction occurred, and (iv) the last day of the fourth quarter of the Company’s fiscal year in which the Corporate Transaction occurred. As a result of the transactions contemplated by the Settlement Agreement, a Corporate Transaction will be deemed to have occurred and Ms. Stephenson will be entitled to the payments described above.

On April 23, 2012, the Company entered into a Mutual Release with Nancy S. Stephenson. The Mutual Release is executed in connection with the payment to be made to Ms. Stephenson upon a Corporate Transaction (as described above), and it contains a release by Ms. Stephenson of any and all claims against the Company and a release and indemnification by the Company of any and all claims against Ms. Stephenson (other than claims for deliberately dishonest, malicious or fraudulent acts or omissions or willful violations of law).

OTHER INFORMATION

As a result of the execution of the Settlement Agreement (the terms of which are described above), written consents solicited by Red Mountain in favor of its proposals set forth in its consent solicitation statement dated March 14, 2012 and delivered to the Company on April 5, 2012 have been withdrawn and therefore will not have any effect. In addition, any consent revocations provided to the Company pursuant to the Company’s consent revocation statement dated April 2, 2012 will have no effect.

The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance with that Act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, Room 1580, 100 F Street NE, Washington D.C. 20549 and are available on the SEC’s website at www.sec.gov.

BY ORDER OF THE BOARD OF DIRECTORS

CROSS BORDER RESOURCES, INC.

Dated: April 27, 2012	/s/ Everett Willard Gray, II
EVERETT WILLARD GRAY, II
Chairman and Chief Executive Officer

23